FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F     X                                          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ____                                                   No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 21, 2013 – Holding(s) in Company
2.	Press release dated February 6, 2014 – Director/PDMR Shareholding
3.	Press release dated February 6, 2014 – Crocus Technology Licenses ARM SecurCore Processor
4.	Press release dated February 7, 2014 – Director/PDMR Shareholding
5.	Press release dated February 9, 2014 – ARM and SMIC Broaden IP Partnership with 28nm Process for Mobile and Consumer Applications
6.	Press release dated February 11, 2014 – ARM Enhances IP Suite for 2015 Mid-Range Mobile and Consumer Markets
7.	Press release dated February 12, 2014 – Director/PDMR Shareholding
8.	Press release dated February 12, 2014 – Director/PDMR Shareholding
9.	Press release dated February 13, 2014 – Director/PDMR Shareholding
10.	Press release dated February 14, 2014 – Director/PDMR Shareholding
11.	Press release dated February 18, 2014 – MEDIA ALERT: See how the Internet of Things runs on ARM at Embedded World 2014
12.	Press release dated February 18, 2014 – MEDIA ALERT: ARM at Mobile World Congress 2014 - Expanding the Mobile Experience
13.	Press release dated February 19, 2014 – PDMR's shareholding
14.	Press release dated February 24, 2014 – ARM unveils a new version of CMSIS that adds software deployment methods
15.	Press release dated February 25, 2014 – ARM releases MDK for Infineon XMC1000
16.	Press release dated February 26, 2014 – Director/PDMR Shareholding
17.	Press release dated February 27, 2014 – ARM University Program and Partners Launch 'Lab-in-a-Box' for Participating Universities Worldwide
18.	Press release dated March 3, 2014 – Total Voting Rights
19.	Press release dated March 3, 2014 – Holding(s) in Company

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2014

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings Plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Baillie Gifford & Co
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	20 June 2013
6. Date on which issuer notified:	21 June 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Share GB0000595859	Below 5%	Below 5%	70,530,313		70,530,313		5.05%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
N/A						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
70,530,313			5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

In the narrative below, the figures in [ ] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.
Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.
 Its wholly-owned subsidiary undertaking Baillie Gifford Overseas Limited [50,299,655:3.60%] is also a discretionary investment manager.
Its wholly-owned subsidiary undertaking Baillie Gifford & Co Limited [1,114,219:0.08%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.
Its wholly-owned subsidiary undertaking Baillie Gifford Life Limited [4,712,754:0.34%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Gillian Wright
15. Contact telephone number:	0131 275 3041

Item 2

Announcement of dealings by a Director and a PDMR

ARM Holdings plc (the "Company") announces that on 5 February 2014:

1.	Stuart Chambers, who is Chairman Designate of the Company, purchased 10,000 shares at a price of 904 pence per share. His total resultant shareholding is 10,000 shares.
2.	Pete Hutton, who is a PDMR of the Company, purchased 17,000 shares at a price of 903 pence per share. His total resultant shareholding is 17,000 shares.

Item 3

Crocus Technology Licenses ARM SecurCore Processor

ARM SecurCore SC000 processor to complement Crocus's innovative MLU™ technology

Cambridge, UK and Grenoble, France – 6 February 2014: ARM® and Crocus Technology today announce that Crocus has licensed the ARM SecurCore® SC000 ™ processor. Crocus's new range of secure microcontrollers will combine SecurCore technology with Crocus's innovative Magnetic Logic Unit™ (MLU) architecture. The combined strengths of these two advanced technologies will enable companies to more easily develop secure, energy-efficient and high-performance new smart card products at low cost.

Digital security has become a key issue for today's businesses and consumers. This agreement underlines ARM's commitment to delivering advanced security for the next generation of intelligent digital devices and systems. The ARM SecurCore SC000 processor is the leading 32-bit solution for secure components and products, including SIM cards, smart cards and in-package secure enclaves. The partnership of this processor with Crocus MLU technology delivers an important new product to the market.

"ARM is pleased to be working closely with Crocus to enable and protect our increasingly connected world," said Noel Hurley, deputy general manager, CPU Group, ARM. "This partnership will build on the strong trust in smart, energy-efficient ARM-based technologies and the networks connecting them. Businesses need to deliver next-generation security at all levels, from smart cards to servers."

"Crocus is delighted to be taking our disruptive MLU security forward with ARM," said Bertrand Cambou, executive chairman, Crocus. "Combining the widely adopted ARM SecurCore processor with Crocus's disruptive MLU technology further enhances industry recognition of Crocus's products and their compliance with industry standards.

Crocus products are highly secure, easy to use and affordable. Security has become a key issue in areas where ARM partners set the pace. This is in the mobile space, where transactions are expected to reach 3.2 trillion dollars in 2017 (Juniper Research, June 2013) and in the embedded market as the Internet of Things accelerates.

Crocus's MLU is a rugged magnetic technology built upon standard bulk CMOS devices. It brings advantages in high speed, security and robust performance at lower cost to embedded products and non-volatile memory blocks across smart cards, mobile phones and data servers. MLU devices are also used as basic cells in the design of magnetic sensors that offer advantages in high sensitivity, low-noise, low-cost, and high temperature for consumer and industrial applications. It is predicted that there will be 30 billion internet-connected devices by 2020 (Bill Morelli, analyst, Electronics & Media, IHS, 'ARM to bring the Internet of Things to Life at its Cambridge Campus', 25 July 2013).

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

The ARM Connected Community is the place that makes it easier for developers to find information for ARM-based designs, applications and projects. It is an interactive platform for all end users, media and partners of the ARM ecosystem. Join the conversation at http://community.arm.com.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
 The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community: http://www.arm.com/community
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

About Crocus Technology

Crocus Technology is a leading developer of magnetically enhanced semiconductor technologies for mobile security, embedded microcontrollers, harsh environment electronics and magnetic sensors.

Crocus has pioneered Magnetic Logic Unit™ (MLU), a disruptive CMOS-based rugged magnetic technology. MLU offers important advantages in high speed, security, and robust performance at lower cost for its broadening portfolio of embedded products and non-volatile memory blocks. It licenses its MLU architecture to TowerJazz and other foundries for integration in production processes. Crocus is gearing up to market standalone, tamper-resistant MLU-based microcontrollers it is developing with IBM. These fast read and write small footprint MLU products enhance the performance and security of chips for smart cards, mobile phones and data servers. The market entry of Crocus' magnetic sensors that bring high sensitivity, low-noise, low-cost, and high temperature performance (250°C) to consumer and industrial applications is also planned in the coming months.

Founded in 2004, Crocus is led by a senior management team with high-level industry experience forged in Motorola, AMD, Intel, Texas Instruments and Gemalto. It has US operations in Santa Clara, California, and offices in Grenoble and Gardanne, France. It jointly owns Crocus Nano Electronics, a Russian-based advanced magnetic semiconductor manufacturing facility, with investment firm Rusnano. For more information: http://www.crocus-technology.com

Press Contacts

ARM
Phil Hughes
phil.hughes@arm.com
Tel. +1 512 330 1844

Crocus
Andrew Lloyd & Associates
Carol Leslie
Tel: +44 1273 675100
carol@ala.com

ENDS

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 4

Announcement of dealing by a PDMR

ARM Holdings plc (the "Company") announces that on 6 February 2014 Ian Drew, who is a PDMR of the Company, sold 35,000 shares at a price of 901.37 pence per share.  His total resultant shareholding is 47,052 shares.

Item 5

ARM and SMIC Broaden IP Partnership with 28nm Process for
Mobile and Consumer Applications

Collaboration provides access to innovative IP for high-performance SoC designs

Cambridge, UK and Shanghai, China -February 9, 2014- ARM and SMIC (NYSE: SMI; SEHK: 981), China's largest and most advanced semiconductor foundry, today announced an agreement to offer the ARM® Artisan® physical IP platform for SMIC's 28nm poly SiON (PS) process to provide high-performance, high-density and low-power technologies for SoC designs.

Under the agreement, ARM will provide a comprehensive physical IP platform for advanced process technology that supports a wide range of consumer applications targeting the fast-growing smartphone, tablet, wireless and digital home markets.

"SMIC is pleased to offer access to the popular ARM Artisan standard cells and next-generation memory compilers," said Dr. Tianshen Tang, senior vice president of SMIC's Design Service Center. "Strengthening our collaboration with ARM enables optimized implementation of cost- and power-sensitive SoCs for our customers."

"ARM Artisan standard cells and memory compilers deliver the features, quality and rigorous silicon validation that customers demand to achieve fast time-to-market," said Dipesh Patel, executive vice president and general manager, Physical Design Group, ARM. "Extending our collaboration with SMIC on the 28nm PS process demonstrates ARM's commitment to provide the best SoC implementations at leading foundries."

ARM Physical IP Platform
The ARM Artisan physical IP platform for SMIC's 28nm poly SiON (PS) process provides the building blocks to implement a wide range of performance and area optimized, low-power SoCs designs. ARM's silicon-proven IP platform offers a comprehensive set of memory compilers, standard cells and logic, and general-purpose interface products that meet the most demanding performance and power requirements for mobile communications and computing.

ARM's standard cell libraries and memory compilers incorporate multi-channel and mixed Vt features to enable a wide performance and power spectrum taking advantage of the performance and power range of SMIC's leading-edge poly SiON process. These features ensure that power budgets for performance-critical SoC designs can be met.

About SMIC
Semiconductor Manufacturing International Corporation ("SMIC"; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC's current assumptions, expectations and projections about future events. SMIC uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC's customers, timely introduction of new technologies, SMIC's ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 15, 2013, especially in the "Risk Factors" section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

Find out more about ARM by following these links:
ARM website: http://www.arm.com/
ARM Connected Community: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/user/armflix
ARM on Twitter: http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and Cortex are registered trademarks of ARM Limited. Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.

ARM Contact Information:

Phil Hughes
Tel: +1 512 330 1844
Email: phil.hughes@arm.com

SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael_Cheung@smics.com

Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela_Miao@smics.com

Item 6

ARM Enhances IP Suite for 2015 Mid-Range Mobile and Consumer Markets

Highlights:
▪	Latest suite of ARM® IP delivers today's premium user experience in the mid-range mobile and consumer devices for 2015
▪	ARM Cortex®-A17 processor delivers better efficiency and 60 percent more performance than the ARM Cortex-A9 processor, which is the current market leader by volume shipped
▪
The ARM Mali-T720 GPU and ARM Mali-V500 video processor bring scalable, energy-efficient compact multimedia solutions to mid-range devices and are complemented by the ARM Mali™-DP500 display processor.

CAMBRIDGE, UK, FEB 11, 2014 – ARM today announced an enhanced suite of higher performance and more energy-efficient products specifically designed for the rapidly growing mid-range mobile and consumer electronics markets. The suite, comprised of processor, graphics processor and physical IP, is an update to ARM's mid-range IP offering targeting devices for production in 2015 and beyond. The combination of the ARM Cortex-A17 processor and the ARM Mali-T720 GPU gives an enriched offering for mid-range mobile and other consumer applications such as smart TVs and Over-the-Top media devices.

"We expect to see a rich set of innovation in the mid-range mobile phone segment which is forecast to become a half a billion unit market annually from 2015 and the Cortex-A17 processor will be a key component in that growth," said Ian Ferguson, vice president of segment marketing, ARM. "To date, the ARM Partnership has shipped more than 50 billion ARM-based chips and the continued broadening of our processor family will enable our partners to further optimize their offerings in existing and new product categories."

More Performance, Greater Efficiency
The Cortex-A17 processor offers a 60 percent performance improvement over Cortex-A9 processors, enabling better power and area efficiency while supporting full-system coherency for ARM big.LITTLE™ processing using the CoreLink™ CCI-400 Cache Coherent Interconnect. Additional information on the Cortex-A17 processor can be found here.

The Mali-T720 GPU is a cost-optimized graphics solution targeted at entry-level Android devices developed to reduce an OEM's manufacturing complexities and time-to-market. It supports the latest graphics and GPU computing APIs, including Open GL ES 3.0, OpenCL and RenderScript, extending the rich visual experience previously found only on today's high-end smartphones and tablets. More detail on the Mali-T720 GPU can be found here. Additionally, the mid-range IP suite includes the Mali-V500 video solution, a very efficient and compact video processor delivering up to 4K resolutions and when combined with the new Mali-DP500 display controller, enables security from content to the glass.

Faster Time-To-Market Support
To enable SoC designers to combine their own IP in the most efficient and effective manner, ARM provides ARM POP™ IP implementation solutions on 28nm process technology. POP IP for the Cortex-A17 processor includes core-hardening acceleration technology and delivers 2.0+ GHz implementations. POP IP for the Mali-T720 GPU enables best-in-class area efficiency (fps/mm2) and market-leading power efficiency (fps/mW). It includes a proven RTL-GDS flow to easily reproduce complex implementations for a faster time to market. More information on POP IP featuring ARM Artisan® Physical IP can be found here.

Partner Quotes

"MediaTek is committed to providing the world's most compelling SoC solutions, and ARM technology builds the ideal foundation for fully integrated platforms with rich feature sets. The new ARM Cortex-A17 processor combines high performance with cost and efficiency, delivering an excellent user experience and a premium feature set, making it the best processing option available to continue our success in the mobile market," said Johan Lodenius, chief marketing officer, MediaTek.

"As a leader in multimedia SoC solutions, Realtek sees the Cortex-A17 processor as continuing the ARM track record of delivering the right balance of performance and power to address the demand for new products," said Jessy Chen, Executive Vice President of Realtek.

"Our rich experience and expertise in ARM SoC architectures, including Cortex-A9 and Cortex-A12, combined with our core strengths in advanced wireless telecommunications technologies makes VIA well-positioned to leverage the mid-range mobile devices opportunity with the ARM Cortex-A17 processor," said Ker Zhang, Chief Executive Officer of VIA Telecom.

About ARM
ARM® designs the semiconductor intellectual property and enabling technology at the heart of the world's advanced digital products. Our energy efficient and scalable processors deliver the intelligence which is transforming society; from smartphones and wearable devices, to enterprise infrastructure and servers, to embedded technology in automotive, industrial applications and the 'Internet of Things'.

Our technology is licensed by partners who have now shipped more than 50 billion microchips containing ARM processors since the company was founded in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Join the conversation at http://community.arm.com.

ENDS

ARM, Artisan and Cortex are registered trademarks of ARM Limited. big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 7

ARM Holdings plc

ARM Holdings plc (the "Company") announces that, following the strong performance of ARM against an international peer group over the last 3 years, the performance conditions under the Long Term Incentive Plan ("LTIP") were satisfied to the extent that 183.7% of the conditional awards made in 2011 (plus dividend shares) vested on 8 February 2014. Details of the number of shares vesting and of shares sold automatically in order to satisfy tax liabilities are listed below.

In addition, shares representing 50% of annual bonus earned in respect of the financial year ended 31 December 2010 and awarded in February 2011 have been released under the Deferred Annual Bonus Plan ("DAB"). Under the DAB, 50% of bonus earned is paid in cash and 50% is compulsorily deferred into shares which vest 3 years after the award date. The relevant performance conditions were fully satisfied and matching shares have been triggered in the ratio of 2:1 in respect of these shares.

The LTIP vesting and DAB release took effect on 8 February 2014

Name	Total number of shares vested under the 2011 LTIP	Total number of shares vested under the 2010 DAB	Number of shares sold* to satisfy tax liabilities under the LTIP	Number of shares sold* to satisfy tax liabilities under the DAB	Total net shares received	Total resultant share- holding
Simon Segars	81,968	79,629	42,771	41,551	77,275	557,222
Tim Score	117,139	114,195	55,056	53,672	122,606	864,824
Mike Muller	81,050	78,703	38,094	36,991	84,668	1,425,442
Patricia Alsop	55,664	54,009	26,163	25,385	58,125	162,150
Graham Budd	67,287	61,727	31,625	29,012	68,377	350,252
John Cornish	48,936	46,294	23,000	21,759	50,471	95,468
Philip David	55,664	54,009	26,163	25,385	58,125	93,405
Ian Drew	56,581	54,009	26,594	25,385	58,611	105,663
Pete Hutton	20,036	35,124	9,417	16,509	29,234	46,234
Tom Lantzsch	58,844	59,136	30,705	30,858	56,417	103,709
Dipesh Patel	18,864	22,089	9,844	11,527	19,582	89,131
Antonio Viana	67,386	67,023	35,163	34,973	64,273	119,079

*The price at which the tax shares sold was 905.4014 pence

2014 LTIP and 2013 Deferred Annual Bonus ("DAB") Awards

Also with effect from 8 February 2014 annual conditional awards were made under the LTIP and the final award of deferred shares under the DAB were made in relation to performance during the financial year ended 31 December 2013 to directors and PDMRs as follows:

Name	Number of shares conditionally awarded under the LTIP	Total number of conditional awards now held under the LTIP	Number of deferred shares awarded under the DAB	Total number of deferred shares now held under the DAB
Simon Segars	107,770	200,794	30,327	85,759
Tim Score	89,449	204,760	33,447	112,656
Mike Muller	61,429	140,671	22,501	76,392
Patricia Alsop	42,030	96,572	15,395	52,484
Graham Budd	53,885	122,299	20,149	65,685
John Cornish	41,852	89,559	13,619	46,321
Philip David	43,108	98,191	15,790	53,314
Ian Drew	43,108	98,631	16,119	54,051
Jennifer Duvalier	51,729	51,729	6,412	6,412
Pete Hutton	43,108	74,759	13,701	35,618
Tom Lantzsch	43,794	101,593	15,730	55,598
Dipesh Patel	45,786	85,635	16,788	36,522
Andrew Smith	38,364	38,364	0	0
Antonio Viana	51,757	119,822	19,365	66,087

The mid market closing price on 7 February 2014, being the business day prior to the date of these awards, was 896.00 pence per share.

Under the DAB, the deferred shares and any matching shares earned (which would be subject to achievement of an EPS performance condition) will normally be released 3 years from the date of this final award. Under the LTIP, the vesting of shares conditionally awarded is subject to achievement of TSR and EPS performance conditions. 50% of the shares will normally vest 3 years from the date of award with a further 25% vesting after 4 years and the remaining 25% vesting after 5 years.

Item 8

Announcement of dealings by a Director

ARM Holdings plc (the "Company") announces that Philip Rowley, who is an Independent Non-Executive Director of the Company, today sold 4,000 shares at a price of 931.11 pence per share.  The shares were acquired and sold in his capacity as executor of his late father's estate.  His total resultant holding remains unchanged at 40,000 shares.

Item 9

Announcement of dealings by a PDMR

ARM Holdings plc (the "Company") announces that Graham Budd, who is a PDMR of the Company, sold 100,000 shares on 12 February 2014 at a price of 931.07 pence per share.  His total resultant holding is at 250,252 shares.

Item 10

Announcement of dealings by PDMRs

ARM Holdings plc (the "Company") announces the following dealings by PDMRs of the Company:

Pete Hutton sold 29,234 shares on 13 February 2014 at a price of 924.65 pence per share.  His total resultant holding is 17,000 shares.

Antonio Viana sold 66,750 shares on 14 February 2014 at a price of 933.00 pence per share.  His total resultant holding is 52,329 shares.

Item 11

MEDIA ALERT: See how the Internet of Things runs on ARM at Embedded World 2014

When: 25th – 27th February

Where: Hall 4, stand 350, Embedded World, Nuremberg, Germany

What: Live demonstrations of new ARM®-based IoT solutions along with other real-world embedded applications from ARM partners

Internet of Things (IoT)

At the upcoming Embedded World show, ARM will showcase on its booth examples of how, the ARM Cortex®-M processor, mbed™ and Sensinode™ are accelerating Internet of Things (IoT) development, with live demonstrations from ARM and its partners. These demonstrations include:

▪	Connectivity using Sensinode's NanoService on mbed
▪	Bluetooth Smart on mbed for fast development of wearable technology, gadgets & on-body devices
▪	Home monitoring from AlertMe, Enlight® & IntelliSense.io
▪	End-to-end IoT demonstrations from DT, Cumulocity and u-blox

ARM Tools

Also featured at the ARM booth are the Keil® MDK-ARM™ and ARM Development Studio 5 (DS-5™) version 5.16. DS-5 version 5.16 adds support for the debugging and optimization of embedded software based on Real-Time Operating Systems (RTOS) with the streamline analyser.

Improving performance and safety in automotive electronics

Nominated for an Embedded World award, the ARMv8-R architecture features a bare metal hypervisor enabling manufacturers to consolidate deterministic RTOS tasks and rich operating system tasks such as infotainment on the same processor. It also features new performance and safety features to deliver the safety and performance required for the next generation of driverless cars, vehicle to vehicle communications (V2V) and In-Vehicle Infotainment (IVI).

ARM partner demonstrations include:
▪	The OpenSynergy in-car-kit for cloud services
▪	Tisen IVI R-CAR-H2 from Renesas utilising ARM big.LITTLE™ processing

ARM Accredited Engineer

Embedded World attendees are also invited to find out more ARM Accredited Engineer program. There will the opportunity to take part in a daily prize draw to win a free exam voucher.

Who:

ARM spokespeople are available throughout Embedded World to give first hand demos and provide briefings on ARM technology and breaking news at the show. To book a meeting and demonstration session on the ARM stand, please contact armuk@racepointgroup.com.

About ARM

ARM® is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets and the internet of things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion microchips containing ARM intellectual property since the company began in 1990. Together with our Connected Community®, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

- - ENDS - -

ARM, Artisan and Cortex are registered trademarks of ARM Limited. big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 12

MEDIA ALERT: ARM at Mobile World Congress 2014 - Expanding the Mobile Experience

When: 24 - 27 February 2014, Mobile World Congress, Barcelona, Spain

Where: ARM® stand at Mobile World Congress, Hall 6, Stand 6C10

What: Expanding the Mobile Experience

Mobility has ushered in a new era of computing as we push compartmentalized concepts of technology to the past. Welcome to the redefinition of mobility, the expanded mobile experience, where your connection is continuous, intelligent and empowering. ARM is at the heart of this expanded experience, with six billion people connected by ARM-based phones and over two billion people using ARM-based computing devices.

ARM's partners recently delivered the 50 billionth ARM-based chip and there is a clear roadmap for the next 100 billion. At MWC 2014, ARM will be showcasing the solutions that will expand the mobile experience. These include:

▪	Mobile: Technology that enables an array of mobile devices, from sub-$50 handsets to premium devices
▪	Wearables: Diverse form factors powered by scalable, energy efficient processors from ARM's partners
▪	IoT: Ultra low power connected intelligence for billions of devices
▪	Networking and Servers: Innovation for tomorrow's data center, cloud infrastructure and edge of network technologies that set new levels of efficiency.

Don't Miss: ARM Spokespeople at MWC

Tuesday, 25 February at 10:30-11:25 (local time)
Adam Gould, vice president, Sensinode business, ARM, will be speaking on the GSMA panel ‘Embracing the Digital Future: The Internet of Everything'.

Thursday, 27 February at 11.30-13.00
Ian Drew, chief marketing officer & executive vice president, business development, ARM, will be presenting on the panel ‘Building the 50 Billionth Connected Device'.

Why:

▪	ARM enables the expanded mobile experience by offering diversity in devices, applications and form factors; from mobile phones, to wearables, tablets, notebooks and servers
▪
ARM's partner ecosystem continues to push the boundaries of power, performance and integration to deliver diverse solutions that extend the benefits of ARM's energy-efficient technology into market segments beyond mobile phones and tablets, to IoT, enterprise and network infrastructure.

ARM Demos at MWC include:

ARM big.LITTLE™ technology with a Cortex®-A15 and Cortex-A7 processor configuration

▪	Demonstrating peak performance, system flexibility and improved energy efficiency

ARM architecture-based software defined server for Cloud applications

▪	Highlighting telcom grade platforms using a HP® Moonshot server that features silicon based on the ARM Cortex-A15 processor

ARM Internet of Things solution

▪	A showcase of ARM Sensinode™ OMA lightweight M2M, Java™ ME and Java SE as well as ARM mbed™ platform and cellular modem technology from u-blox

TSMC 16FinFET wafer

▪	Featuring ARM Cortex-A57 CPU

Smartphone as your ONLY computing device

▪	Automatically configured mobile, desktop and gaming experience on a single ARM-based smartphone device

We will also have an extensive showcase of ARM-based devices at our stand.

Who:

ARM's team of spokespeople will be at the ARM stand (Hall 6, Stand 6C10) throughout Mobile World Congress to comment on breaking news and give first-hand demos and interviews about ARM technology. To book a meeting and demonstration session on the ARM stand, please contact: armuk@racepointglobal.com

About ARM

ARM® is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets and the internet of things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion microchips containing ARM intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

- - ENDS - -

ARM, Artisan and Cortex are registered trademarks of ARM Limited. big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 13

Announcement of dealings by a PDMR

ARM Holdings plc (the "Company") announces that on 18 February 2014 Tom Lantzsch, who is a PDMR of the Company, sold 26,417 shares at a price of 935 pence per share and 30,000 shares at 945 pence per share.  His total resultant holding is 47,292 shares.

Item 14

ARM unveils a new version of CMSIS that adds software deployment methods

Highlights:

▪	Extended with two specifications that standardize software interfaces, software delivery, and device support.
▪	Deliverables now supplied in CMSIS-Pack format to ensure consistent integration into development tools.
▪	Contains RTOS independent reference implementations of CMSIS-Drivers.

CAMBRIDGE, UK, FEB 24, 2014 – Version 4 of the ARM® Cortex® Microcontroller Software Interface Standard (CMSIS) is available from today. It standardizes middleware interfaces and software delivery, accelerating time-to-market and cutting application development costs for new ARM Cortex-M processor-based microcontrollers.

Richard York, vice president, embedded CPU marketing, ARM said: "The Cortex-M processor series is extremely successful in the microcontroller marketplace and new devices are released frequently. The new CMSIS methods give additional cost and time-to-market advantages to our already unparalleled ecosystem with consistent device information and peripheral drivers. This accelerates further device adoption across the tool and software industry."

About CMSIS

The ARM Cortex Microcontroller Software Interface Standard (CMSIS) is a vendor-independent hardware abstraction layer for the Cortex-M processor series and specifies debugger interfaces.

The CMSIS enables consistent and simple software interfaces to the processor for interface peripherals, real-time operating systems, and middleware. It simplifies software re-use, reducing the learning curve for new microcontroller developers and cutting the time-to-market for devices.

CMSIS is used by more than 25 ARM Partners including: Altium, Atmel, Atollic, Cypress, Freescale, Infineon, Microsemi, Nordic, NXP, Nuvoton, Raisonance, Silicon Labs, Spansion, ST, Texas Instruments and Toshiba.

CMSIS Version 4

The new version features a new CMSIS-Pack and CMSIS-Driver specification.

The CMSIS-Pack describes a delivery mechanism for software components, device parameters, and evaluation board support. It specifies with an XML-based package description (PDSC) file the content of a file collection that includes:
 Source code, header files, and software libraries
Documentation and source code templates
Device parameters along with startup code and programing algorithms
Example projects

The PDSC file is designed for software development environments and describes the user and device relevant context for the files supplied within a CMSIS-Pack.

The CMSIS-Driver specification is a software API describing peripheral driver interfaces for middleware stacks. A CMSIS-Driver connects a microcontroller peripheral with middleware that implements for example communication stacks, file systems, or graphic user interfaces. CMSIS-

Drivers are RTOS independent and designed to be generic, making middleware reusable across the wide range of supported microcontroller devices.

Partner quotes

"PSoC is the innovative Cypress microcontroller platform that integrates configurable analog and digital logic along with memory and an ARM Cortex-M processor. Fast, efficient and reliable software development is critical for our customers and CMSIS-Pack enables seamless combination of PSoC Creator with professional software development solutions such as Keil MDK.", said John Weil, Senior Marketing Director for PSoC, Cypress.

"Nordic Semiconductor delivers highly integrated RF microcontrollers based on ARM Cortex-M0 for ultra-low power wireless solutions. CMSIS-Pack gives impressive usability advantages while simplifying the deployment of our extensive tool support, along with protocol stacks, and reference designs," said Thomas Ulleberg, Manager System Architect Group, Nordic Semiconductor.

Contacts

Phil Hughes
phil.hughes@arm.com
Tel. +1 512 330 1844

Notes to Editors

CMSIS Version 4 is available for download from www.arm.com/cmsis.

About ARM

ARM® designs the semiconductor intellectual property and enabling technology at the heart of the world's advanced digital products. Our energy efficient and scalable processors deliver the intelligence which is transforming society; from smartphones and wearable devices, to enterprise infrastructure and servers, to embedded technology in automotive, industrial applications and the 'Internet of Things'. Our technology is licensed by partners who have now shipped more than 50 billion microchips containing ARM processors since the company was founded in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Join the conversation at http://community.arm.com.

ENDS

ARM, Artisan and Cortex are registered trademarks of ARM Limited. big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 15

ARM releases MDK for Infineon XMC1000

Highlight:

▪	Provides software developers working with ARM Cortex-M0 and Cortex-M0+ processors with a free-to-use professional tool suite.

CAMBRIDGE, UK, FEB 25, 2014 – ARM® today announced that Infineon has licensed the Keil® Microcontroller Development Kit (MDK) Silicon Vendor Edition. Developers now get free access to professional software tools for the Infineon XMC1000 microcontroller series, further accelerating the transition from 8 and 16-bit architectures to 32-bit ARM® Cortex®-M0 processors.

Richard York, vice president, embedded CPU Marketing, ARM said: "Microcontrollers based on ARM 32-bit Cortex-M0 and Cortex-M0+ processors are already widely used and offer many tangible benefits over 8 and 16-bit devices used in the past. By providing free professional tools with their XMC1000 microprocessors, Infineon has removed a significant barrier for budget-limited projects to use the most suitable microcontrollers in their designs, and delivered a superior solution to the free entry-level tools often provided for 8 and 16-bit devices."

About the MDK Silicon Vendor Edition for ARM Cortex-M0 and Cortex-M0+ processors

The Keil MDK is the most comprehensive software development system for ARM® processor-based microcontroller applications. Based on Keil MDK Version 5, the MDK for Infineon XMC1000 includes the genuine ARM C/C++ Compiler, the CMSIS-RTOS RTX Kernel and the µVision IDE/Debugger. The ARM C/C++ Compiler is leading in code density as well as execution performance and is further optimized for embedded applications with the MicroLIB run-time library. Infineon XMC1000 Starter Kits provide on-board debug hardware that connects via USB to the µVision Debugger. For direct connection to XMC1000 target hardware the ULINK Debug/Trace Adapters are available.

The Infineon XMC1000 family addresses industrial applications which, to date were reserved for 8-bit microcontrollers. XMC1000 MCUs feature high-performance peripherals including PWM timers, 12-bit A/D converters, programmable serial communication interfaces, touch control, LED interfaces, and acceleration for motor control. These sophisticated peripherals are configured with the popular Infineon DAVE™ development platform. DAVE generates a Software Pack that integrates with MDK and accelerates software development with building blocks for a wide range of application use cases.

Partner quotes

"MDK for Infineon XMC1000 gives software developers access to the well-known and easy to use Keil software development environment," said Maurizio Skerlj, Senior Director Industrial Microcontrollers, Infineon Technologies. "The Cortex-M0 processor-based Infineon XMC1000 family contains flexible and high performance peripherals that can be easily configured using Infineon's DAVE™ platform. Using these configurations along with additional software components available in MDK further accelerates software development."

Contacts

Phil Hughes
phil.hughes@arm.com
Tel. +1 512 330 1844

Notes to Editors

MDK for Infineon XMC1000 is available for download from www.keil.com/infineon.

About ARM

ARM® designs the semiconductor intellectual property and enabling technology at the heart of the world's advanced digital products. Our energy efficient and scalable processors deliver the intelligence which is transforming society; from smartphones and wearable devices, to enterprise infrastructure and servers, to embedded technology in automotive, industrial applications and the 'Internet of Things'.

Our technology is licensed by partners who have now shipped more than 50 billion microchips containing ARM processors since the company was founded in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Join the conversation at http://community.arm.com.

ENDS

ARM, Artisan and Cortex are registered trademarks of ARM Limited. big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 16

Announcement of dealings by a PDMR

ARM Holdings plc (the "Company") announces that on 24 February 2014 Dipesh Patel, who is a PDMR of the Company, sold 30,000 shares at a price of 985.62 pence per share.  His total resultant holding is 59,131 shares.

Item 17

ARM University Program and Partners Launch 'Lab-in-a-Box' for
Participating Universities Worldwide

New initiative puts ARM-based technology into the hands of students across the globe, to build new skills, careers and the electronic innovations of the future

27 February 2014, Cambridge, UK: ARM® announces that its worldwide University Program has started shipping its flagship 'Lab-in-a-Box' (LiB) with its partners to higher educational institutions around the globe. The LiB contains ARM-based technology and high quality, rigorous training materials that support electronics and computer engineering courses. It provides a migration package for academics wanting to upgrade their existing curricula to state-of-the-art ARM-based technologies and is a key part of the ARM University Program in its mission to make low power, high performance ARM-based products accessible to students and to spark the next generation of electronics innovation.

The Lab-in-a-Box (LiB) package includes hardware boards from ARM partners, software licenses from ARM, and complete teaching materials ready to be immediately deployed in classes. Current partners supplying hardware boards include Freescale and NXP. The full contents of the box are as follows:

▪	10 x ARM-based development boards
▪	100 x ARM Keil® MDK-ARM Pro 1-year, renewable software tools licenses
▪	A complete suite of teaching materials from ARM, including lecture note slides, demonstration codes, lab manuals and projects with solutions in source.

"We are pleased to see the very first LiBs start shipping to our partner institutions," said Khaled Benkrid, manager, Worldwide University Program, ARM. "This is an important moment for the ARM University Program and for our partners, who are giving us very strong support. Together, we are enabling educators and their students to discover the possibilities of ARM technology. We are committed to equipping tomorrow's engineers with the skills they need to drive the exciting and intelligent products that are transforming how people work and play."

"We were delighted to be one of the first institutions to receive the ARM University Program's Lab-in-a-Box on Embedded Systems," said Dr. Boris Adryan, University of Cambridge, UK. "It has immediately proven itself to me as an excellent resource for our research and teaching activities. The ARM-based materials it contains are helping us to connect our teaching of systems biology with the world's latest embedded computing and sensing technology."

The ARM University Program enables educational use of ARM technology. Current Program partners include Cypress, Freescale, Nuvoton, NXP, ST and Silicon Labs/Energy Micro. The Program provides a variety of teaching materials, hardware platforms, software development tools, IP, and other resources for educators, students, and researchers. This brings benefits to university courses and labs, student projects, and academic research in embedded systems, microprocessors/controllers, mechatronics, SoC design and computer architecture. Other Program initiatives include "Train-the-Trainer" workshops, online teaching/training videos, design contest sponsorships and research support.

The ARM University Program provides its teaching materials and software tools, including ARM Keil MDK-ARMPro Software Tool, free of charge to qualifying institutions to support teaching, laboratory work and educational research projects. Faculty/Professor requests for these materials should be made through the ARM University Program website: www.arm.com/university where educators, researchers and students can register to join the program and avail of its wealth of products and services.

To find out more, please contact the ARM University Program: university@arm.com

Quotes:

"Freescale is delighted to be building on our longstanding relationship with ARM by providing access to our solutions to universities and electronic engineering students around the world," said Andy Mastronardi, director, University Programs, Freescale. "The Lab-in-a-Box is just one way Freescale and ARM collaboratively reach out to our engineers of the future and help us create a new wave of innovative embedded technologies that will drive our increasingly connected world."

"NXP is pleased to partner with the ARM University Program and to support its exciting Lab in a Box," said John Rayfield , senior director, MCU Ecosystem, NXP. "This is a great initiative that will benefit university departments and students on a global scale. Demand continues to grow for engineers with the skills to embed innovative and intelligent ARM–based technology into the environments around them. NXP is committed to creating solutions that enable secure connections for this smarter world."

About ARM

ARM® designs the semiconductor intellectual property and enabling technology at the heart of the world's advanced digital products. Our energy efficient and scalable processors deliver the intelligence which is transforming society; from smartphones and wearable devices, to enterprise infrastructure and servers, to embedded technology in automotive, industrial applications and the 'Internet of Things'.

Our technology is licensed by partners who have now shipped more than 50 billion microchips containing ARM processors since the company was founded in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Join the conversation at http://community.arm.com.

ENDS

ARM, Artisan and Cortex are registered trademarks of ARM Limited. big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 18

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:
ARM Holdings plc's capital as at 28 February 2014 consists of 1,408,908,572 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,408,908,572.

The above figure 1,408,908,572 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

Item 19

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings Plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Baillie Gifford & Co
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	20 June 2013
6. Date on which issuer notified:	21 June 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Share GB0000595859	Below 5%	Below 5%	70,530,313		70,530,313		5.05%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
N/A						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
70,530,313			5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

In the narrative below, the figures in [ ] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.
Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.
 Its wholly-owned subsidiary undertaking Baillie Gifford Overseas Limited [50,299,655:3.60%] is also a discretionary investment manager.
Its wholly-owned subsidiary undertaking Baillie Gifford & Co Limited [1,114,219:0.08%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.
Its wholly-owned subsidiary undertaking Baillie Gifford Life Limited [4,712,754:0.34%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Gillian Wright
15. Contact telephone number:	0131 275 3041